EXHIBIT (C)(11)
Cablevision Special Transaction Committee Advisors Confidential Discussion Materials Prepared for: November 10, 2006 CONFIDENTIAL

1 Transaction Highlights Proposal is Meaningful Premium on Already Significant Run-Up (2) Overview of Family Proposal ____________________ Note: Premium and stock performance adjusted for $10 special dividend where applicable. Assumes $10 special dividend reinvested in CVC stock (31.9% appreciation). Represents share price performance through October 6, 2006. (1) Proposal Compensates Shareholders for Risk of Increased and More Tangible Competition Comcast Cablevision (1) Verizon FiOS $23 billion investment Substantial impact to CVC Sprint 4-G Network $3-$4.5 billion investment Intel / Motorola $900 million Clearwire investment National WiMAX Cable consortium (ex-CVC) wireless investment $2.4 billion spectrum purchase $27.00 per share in cash for entire company All-cash consideration provides value certainty and structurally simpler vs. last year's proposal No spin Fully-committed financing Implies equity value of $7.9 billion and transaction value of $19.2 billion, representing 11.1x LTM EBITDA Significant premiums: 17.0% to 2-week average price 11.3% to 52-week high (9/27/06) 14.9% to last year's proposal of $33.50 60.0% to last year's unaffected price of $26.87 (6/17/05) 97.4% to adjusted unaffected price of $13.68 (1) Family continues to have no interest in selling its stake in the Company

2 Sources and Uses (Dollars in Millions, Except Per Share Amounts) Merrill Lynch and Bear Stearns have provided a $12.4 billion commitment to effect the transaction $10.9 billion in new financing $6.1 billion in net, new financing ____________________ (1) Assumes Q2'06 cash balance pro forma for RNS bank paydown of $88 million and cash designated for future special dividend payment of $127 million. (2) Based on total shares outstanding of 283.8 million, excluding restricted stock of 8.2 million. Assumes 61.4 million Family shares roll in the transaction. (2) (2) (2) (1)

3 Organizational Structure and Related Financing Sources RPP CSC Holdings, Inc. Rainbow Media Holdings News 12 fuse RASCO RNS Restricted Group Cable Lightpath CSC Holdings Restricted Group Theaters $4.2bn Notes and Capital Leases $10mm Existing Leases $1.13bn New Super HoldCo Notes Rainbow Media Enterprises $812mm Existing Notes and Capital Leases $1.5bn Existing Notes MSG $0.9bn New Senior Notes $7.75bn New Credit Facility ($2.25bn incremental) (1) $700mm New Credit Facility (1) $1.1bn New Credit Facility ($300 Incremental) (1) $780mm New HoldCo Notes Rainbow Programming Holdings CVC Super Holdco Cablevision Systems Corp. Rainbow National Services: AMC IFC WE VOOM21 HD ____________________ (1) Includes unfunded revolver of $1 billion at CSC Holdings, $300 million at RNS, and $200 million at MSG (delayed draw / revolver). Super HoldCo: Max Leverage of 8x LQA RPH: Max Leverage of 8x L2QA RPP: Max Leverage of 5x LTM

4 Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients. This proposal is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.